SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                        Commission File Number 000-26787

                           NOTIFICATION OF LATE FILING

                                    FORM 10-Q
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2000



(Check One):        |_| Form 10-K          |_| Form 11-K           |_| Form 20-F
                    |X| Form 10-Q          |_| Form N-SAR

                           For Period Ended:         September 30, 2000

         |_|      Transition Report on Form 10-K
         |_|      Transition Report on Form 20-F
         |_|      Transition Report on Form 11-K
         |_|      Transition Report on Form 10-Q
         |_|      Transition Report on Form N-SAR

                  For the Transition Period Ended:


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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

     Sykes Enterprises, Incorporated

Address of Principal Executive Office (Street and Number):

     100 N. Tampa Street, Suite 3900

City, State and Zip Code:

     Tampa, Florida  33602


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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(x)   (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( )   (b)    The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(  )  (c)    The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Sykes Enterprises, Incorporated (the "Company") is preparing a Form 10-K/A for the year ended December 31, 1999. The Form 10-K/A will include restated financial statements and related notes thereto for the years ended December 31, 1998 and 1999, and other information related to such restated financial statements.

The filing of the Form 10-K/A for the year ended December 31, 1999 will precede the filing of the Form 10-Q for the period ended September 30, 2000. Consequently, because of the substantial additional effort required to accurately prepare the financial statements that will be included in the Form 10-K/A, the Company could not file its Form 10-Q for the period ended September 30, 2000 within the prescribed time period. The effort required to prepare these additional financial statements could not be eliminated.

The Company expects to file the Form 10-K/A for the year ended December 31, 1999 and the Form 10-Q for the period ended September 30, 2000 on or before the fifth calendar day following the prescribed due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          W. Michael Kipphut, Vice President and Chief Financial Officer
          (813) 274-1000






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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                  (X)      Yes              (  )     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  (  )     Yes              (X)     No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






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Sykes Enterprises, Incorporated has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14, 2000               By:   /s/ W. Michael Kipphut
                                          --------------------------------------
                                             W. Michael Kipphut
                                             Vice President and Chief Financial
                                                                         Officer